UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Berkshire Hathaway Inc.

(Name of Issuer)

Class B Common Stock, par value, $0.1667 per share

(Title of Class of Securities)

084670 20 7

(CUSIP Number)

Matthew S. Topham, Esq.	Laurie Smiley, Esq.
Kirkpatrick & Lockhart	Irene Song, Esq.
Preston Gates Ellis LLP	Cascade Investment, L.L.C.
925 Fourth Avenue, Suite 2900	2365 Carillon Point
Seattle, Washington 98104	Kirkland, WA 98033
(206) 623-7580	(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 084670 20 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 130,500(1)

	8.	Shared Voting Power 975,000(2)

	9.	Sole Dispositive Power 130,500(1)

	10.	Shared Dispositive Power 975,000(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,105,500(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) IN

(1) William H. Gates III holds 300 shares of Berkshire Hathaway Inc. (the “Issuer”) Class A common stock (“Class A Shares”) directly and an additional 4,050 Class A Shares through Cascade Investment, L.L.C. (“Cascade”), a limited liability company of which Mr. Gates is the sole member.  Each Class A Share is convertible, at the option of the holder, into thirty shares of the Issuer’s Class B common stock (“Class B Shares”).  The number of Class B Shares shown above assumes the conversion of the 300 Class A Shares held directly by Mr. Gates into 9,000 Class B Shares and the conversion of the 4,050 Class A Shares held by Cascade into 121,500 Class B Shares.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Class A Shares held by Cascade.  Mr. Larson disclaims any beneficial ownership of the Class A Shares beneficially owned by Cascade and Mr. Gates.

(2) Bill & Melinda Gates Foundation Trust (“BMGFT”) holds 975,000 Class B Shares.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class B Shares held by BMGFT may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of BMGFT.  Michael Larson acts with investment discretion for Mr. and Mrs. Gates, as Co-Trustees of BMGFT, in respect of the Class B Shares owned by BMGFT.  Mr. Larson disclaims any beneficial ownership of the Class B Shares beneficially owned by BMGFT or Mr. and Mrs. Gates.

CUSIP No. 084670 20 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 121,500(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 121,500(1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 121,500(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .9%

14.	Type of Reporting Person (See Instructions) OO

(1)  Cascade Investment, L.L.C. (“Cascade”) owns 4,050 shares of Berkshire Hathaway Inc. (the “Issuer”) Class A common stock (“Class A Shares”).  All Class A Shares held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Each Class A Share is convertible, at the option of the holder, into thirty shares of the Issuer’s Class B common stock (“Class B Shares”).  The number of Class B Shares shown above assumes the conversion of the 4,050 Class A Shares held by Cascade into 121,500 Class B Shares.   Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Class A Shares held by Cascade.  Mr. Larson disclaims any beneficial ownership of the Class A Shares beneficially owned by Cascade and Mr. Gates.

CUSIP No. 084670 20 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bill & Melinda Gates Foundation Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 975,000(1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 975,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 975,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.1%

14.	Type of Reporting Person (See Instructions) OO

(1)  Bill & Melinda Gates Foundation Trust (“BMGFT”) holds 975,000 shares of Berkshire Hathaway Inc. Class B common stock (“Class B Shares”).  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class B Shares held by BMGFT may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of BMGFT.  Michael Larson acts with investment discretion for Mr. and Mrs. Gates, as Co-Trustees of BMGFT, in respect of the Class B Shares owned by BMGFT.  Mr. Larson disclaims any beneficial ownership of the Class B Shares beneficially owned by BMGFT or Mr. and Mrs. Gates.

CUSIP No. 084670 20 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Melinda French Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 975,000(1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 975,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 975,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.1%

14.	Type of Reporting Person (See Instructions) IN

(1)  Bill & Melinda Gates Foundation Trust (“BMGFT”) holds 975,000 shares of Berkshire Hathaway Inc. Class B common stock (“Class B Shares”).  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class B Shares held by BMGFT may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of BMGFT.  Michael Larson acts with investment discretion for Mr. and Mrs. Gates, as Co-Trustees of BMGFT, in respect of the Class B Shares owned by BMGFT.  Mr. Larson disclaims any beneficial ownership of the Class B Shares beneficially owned by BMGFT or Mr. and Mrs. Gates.

EXPLANATORY STATEMENT

This Amendment No. 1 to Schedule 13D (“Amendment”) relates to the Class B common stock, $0.1667 par value (the “Class B Shares”) of Berkshire Hathaway Inc. (the “Issuer”).  This Amendment is being filed jointly by William H. Gates III, Melinda French Gates, Bill & Melinda Gates Foundation Trust (“BMGFT,” formerly known as Bill & Melinda Gates Foundation) and Cascade Investment, L.L.C. (“Cascade”).  The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.”  This Amendment is filed to amend the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on August 24, 2006, by supplementing them with the information set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration
BMGFT received 475,000 Class B Shares on July 9, 2007, as a gift from Warren E. Buffett.
Item 5.	Interest in Securities of the Issuer
(a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Class B Shares beneficially owned by each of the Reporting Persons.

(b)  See items 7 through 10 of the cover pages to this Schedule 13D for the number of Class B Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) On July 9, 2007, BMGFT received 475,000 Class B Shares as a gift from Warren E. Buffett. The closing price per share of the Class B Shares on July 9, 2007, was $3,714.00.

(d)  Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2007

CASCADE INVESTMENT, L.L.C. (1)

By	/s/ Michael Larson
	Name:	Michael Larson
	Title:	Business Manager

BILL & MELINDA GATES FOUNDATION TRUST (1)

By	/s/ Michael Larson
	Name:	Michael Larson (2)
	Title:	Attorney-in-fact for each of the Co-Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III (1)

By	/s/ Michael Larson
	Name:	Michael Larson (2) (3)
	Title:	Attorney-in-fact

MELINDA FRENCH GATES (1)

By	/s/ Michael Larson
	Name:	Michael Larson (2)
	Title:	Attorney-in-fact

(1)  This amendment is being filed jointly by Cascade Investment, L.L.C., Bill & Melinda Gates Foundation Trust (formerly known as Bill & Melinda Gates Foundation), William H. Gates III, and Melinda French Gates pursuant to the Joint Filing Agreement dated August 24, 2006 and included with the signature page to Cascade Investment, L.L.C.’s Schedule 13D with respect to Berkshire Hathaway Inc. filed on August 24, 2006, SEC File No. 005-55113, and incorporated by reference herein.

(2)  Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated November 13, 2006, by and on behalf of William H. Gates III and Melinda French Gates, as Co-Trustees of the Bill & Melinda Gates Foundation Trust, filed as Exhibit 99.1 to the Bill & Melinda Gates Foundation Trust’s Amendment No. 3 to Schedule 13G with respect to Coca-Cola FEMSA, S.A. de C.V. on February 13, 2007, SEC File No. 005-52421, and incorporated by reference herein.

(3)  Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 3, 2006, by and on behalf of William H. Gates III, filed as Exhibit 99.1 to Cascade Investment, L.L.C.’s Amendment No. 2 to Schedule 13G with respect to Arch Capital Group Ltd. on March 7, 2006, SEC File No. 005-45257, and incorporated by reference herein.